Exhibit 99.1

ENERFLEX LTD. APPOINTS LAURA W. FOLSE

TO ITS BOARD OF DIRECTORS

NEWS RELEASE

CALGARY, Alberta, January 20, 2023 — Enerflex Ltd. (TSX: EFX) (NYSE: EFXT) (“Enerflex”), a premier integrated global provider of energy infrastructure and energy transition solutions, is pleased to announce the appointment of Laura W. Folse to its board of directors (the “Board”), effective immediately.

Ms. Folse has over 30 years of executive and operational leadership in the energy industry and is the former Chief Executive Officer of BP Wind Energy, North America. During her career with BP p.l.c. and Amoco Corporation, she held several leadership roles with increasing responsibility and business complexity, including Executive Vice President, Science, Technology, Environment, and Regulatory Affairs.

“We are pleased to have Laura join our board of directors,” said Kevin Reinhart, Enerflex’s Board Chair. “Laura comes to us with an impressive background in executive and energy transition leadership and corporate risk management. Her ability to deliver improvements in safety, operational, and financial performance will be invaluable as we drive Enerflex’s energy infrastructure and energy transition strategies forward.”

Ms. Folse currently serves on the board of directors of TransAlta Corporation, Pacolet Milliken, LLC, and the Auburn University College of Arts & Sciences, and was previously a member of the board of directors of the American Wind Energy Association from 2016 to 2019. She holds a Master of Management, Business from Stanford University, a Master of Science, Geology from the University of Alabama, and a Bachelor of Science, Geology from Auburn University.

ABOUT ENERFLEX

Transforming Energy for a Sustainable Future. Enerflex is a premier integrated global provider of energy infrastructure and energy transition solutions, delivering natural gas processing, compression, power generation, refrigeration, cryogenic, and produced water solutions.

Headquartered in Calgary, Alberta, Canada, Enerflex, its subsidiaries, interests in associates, and joint ventures, operate in more than 100 locations in: Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the Netherlands, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, New Zealand, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex’s common shares trade on the Toronto Stock Exchange under the symbol “EFX” and on the New York Stock Exchange under the symbol “EFXT”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President &	Senior Vice President &	Vice President,
Chief Executive Officer	Chief Financial Officer	Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953